UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

XENOPORT, INC.

(Name of Subject Company)

XENOPORT, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Common Stock – 98411C100

(CUSIP Number of Class of Securities)

Thomas P. McCracken

General Counsel

XenoPort, Inc.

2000 Seaport Boulevard, Suite 300

Redwood City, California 94063

(408) 616-7200

With copies to:

Keith A. Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by XenoPort, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by AP Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits and Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Acquisition Sub, Parent and Arbor Pharmaceuticals, Inc., a Delaware corporation, with the SEC on June 6, 2016, pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Company (the “Shares”) at a purchase price of $7.03 per Share, net to the seller in cash, without interest thereon, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 6, 2016 and in the related Letter of Transmittal.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the last sentence of the third paragraph of the subsection entitled “Regulatory Approvals—U.S. Antitrust Laws” the disclosure set forth below:

“The applicable waiting period under the HSR Act with respect to the purchase of Shares in the Offer expired at 11:59 p.m., New York City time, on June 15, 2016 without any action having been taken by the FTC or the Antitrust Division. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 9.	Materials to be filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(C)	Joint Press Release issued by Parent and the Company dated June 16, 2016 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO-T/A filed by the Parent, Arbor and Acquisition Sub on June 16, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

XenoPort, Inc.

Dated: June 16, 2016	By:	/s/ William G. Harris
	Name:	William G. Harris
	Title:	Senior Vice President of Finance and Chief Financial Officer

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